Investment Managers Series Trust III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

November 15, 2024

Ms. Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

Re:	Investment Managers Series Trust III (the “Registrant” or “Trust”) (File Nos. 033-79858 and 811-08544) on behalf of the Manteio Managed Futures Strategy Fund and Manteio Multialternative Strategy Fund

Dear Ms. McManus:

This letter summarizes the additional comment provided to me by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on November 15, 2024, regarding Post-Effective Amendment No. 121 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on August 19, 2024, relating to the Manteio Managed Futures Strategy Fund and Manteio Multialternative Strategy Fund, each a newly created series of the Registrant (each, a “Fund” and collectively, the “Funds”). A response to the comment is included below and, as appropriate, will be incorporated into a Post-Effective Amendment to the Funds’ Registration Statement (the “Amendment”) that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

1.	Please disclose that the Fund either does not or does not currently intend to create or acquire primary control of any entity which primarily engages in investment activity in securities or other assets other than entities wholly-owned by the Fund.

Response: The Registrant has added the following disclosure under “Investments in the Subsidiary” in the Funds’ Statement of Additional Information:

Each Fund does not currently intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities it wholly-owns.

* * * * *

The Registrant believes that it has fully responded to the comment. If, however, you have any further questions or require further clarification of the response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary